Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

April 29, 2019

VIA EDGAR

Mr. James E. O’Connor

Ms. Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidus Investment Corporation Registration Statement on Form N-2 (File No. 333-223350)

Dear Mr. O’Connor and Ms. Churko:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on April 3, 2019 and April 15, 2019, regarding the Company’s Registration Statement on Form N-2 (File No. 333-223350) filed on February 28, 2019 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where reference is made to revisions that will be made in a subsequent post-effective amendment to the Registration Statement, such revisions will be reflected in post-effective amendment no. 3 to the Registration Statement.

Legal Comments

1.	Comment: In the section “About this Prospectus,” please add “and the rules and regulations of the SEC” after “[t]o the extent required by law.”

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

2.

Comment: In the section, “Prospectus Summary – Fidus Investment Corporation,” please disclose how “weighted average annualized yield” is calculated and that it is higher than what investors in the Fund will realize because it does not reflect not only the Fund’s expenses but the sales load paid by investors as well. Please also disclose, in this same subsection, the Fund’s “total return based on net asset value” and “total return based on market value.” Please also describe briefly how these two numbers are calculated and that, while they do reflect fund expenses, they do not reflect any sales load that may be paid by investors. See Instruction 13 and 14 to Item 4.1 of Form N-2.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

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U.S. Securities and Exchange Commission April 29, 2019 Page 2

3.

Comment: In the risk factor “All of our portfolio investments are recorded at fair value as determined in good faith by our board of directors, and, as a result, there is uncertainty as to the value of our portfolio investments and the valuation process for certain of our portfolio holdings creates a conflict of interest,” please disclose how frequently and in what circumstances the Fund uses a third-party independent valuation firm to value each of its CLO securities held directly or indirectly through its subsidiaries. Please disclose how frequently and in what circumstances the Fund uses a third-party independent valuation firm to value its “Level 3” assets. Also please disclose whether the board receives a written report with respect to every asset of the Fund valued by third parties. If the Fund does not use an independent valuation service, please disclose that fact and explain in the disclosure why it does not do so.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it does not have any CLO investments.

4.

Comment: Please change the last sentence in the risk factor “We may not be able to pay you distributions, our distributions may not grow over time, a portion of distributions paid to you may be a return of capital, and investors in our debt securities may not receive all of the interest income to which they are entitled,” to read, “To the extent there is a return of capital, an investor gets his own invested capital returned to him or her, but reduced by the amount of the fund’s fees expenses and any sales load he or she may have paid. In addition, investors will be required to reduce their basis in our stock for U.S. federal income tax purposes.”

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

5.

Comment: The Staff suggests that you put the risks of the Fund’s investments first in the risk disclosure section. Many of these risks are more immediate than the current first section (“Risks Relating to Our Business and Structure”), many of which are more general in their impact.

Response: The Company respectfully advises the Staff on a supplemental basis that it believes that the current order of its risk factor disclosure is appropriate. In that regard, the Company believes that first presenting the more general risks relating to the Company’s business as a whole and then addressing more specific risks provides a presentation that is more readable and understandable for investors.

6.	Comment: In the “Price Range of Common Stock and Distributions” table, show the dividends declared in the right-hand column rather than distributions.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

7.

Comment: Please add the following disclosure after the first sentence of the second paragraph under the “Price Range of Common Stock and Distributions” table: “Our distributions may include returns of paid-in capital, as well as declared dividends from earnings and profits.”

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

8.	Comment: In the first paragraph on page 44, strike the word “qualification” and replace it with “tax treatment.”

U.S. Securities and Exchange Commission April 29, 2019 Page 3

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

9.

Comment: In the “Selected Consolidated Financial Data” table, please also show, as line items following “weighted average annual yield,” the Fund’s “total return based on net asset value” and “total return based on market value.” Please also disclose by footnote how these two numbers are calculated and that, while they reflect fund expenses, they do not reflect any sales load that may be paid by investors. See Instruction 13 and 14 to Item 4.1 of Form N-2.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

Accounting Comments

10.

Comment: In the table under “Fees and Expenses,” the figures given for the base management fee, incentive fees and the interest payments on borrowed funds appear to be lower than expected relative to the disclosures in the Company’s financial highlights and based on the statement of operations as of December 31, 2018. Please confirm by correspondence to us that these figures are correct or undertake to revise them.

Response: The Company advises the Staff on a supplemental basis that the figures referred to in the Staff’s comment are correct. As discussed with the Staff on April 24, 2019, the calculations relating to “interest payments on borrowed funds” are based on the Company’s actual debt principal balances outstanding as of December 31, 2018, and applying the weighted average interest rate as of that date.

11.

Comment: Footnote 2 to the table under “Fees and Expenses” states, “in the event that we conduct an offering of any of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses because they will be ultimately borne by us.” Please revise this disclosure to clarify who “we” and “us” refer to.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment.

12.

Comment: Footnote 7 to the table under “Fees and Expenses” states, “as of December 31, 2018, there was no capital gains incentive fee payable (in cash), and accordingly no capital gains incentive fee amount has been included in the estimated expenses figure reflected in the table above;” however, it appears that the Company’s portfolio was in a net capital gain position as of December 31, 2018. Please revise this disclosure to include actual results.

Response: The Company advises the Staff that it will revise its disclosure in a subsequent post-effective amendment to the Registration Statement in response to the Staff’s comment. Specifically, the Company will disclose the actual capital gains incentive fee accrued by the Company for the fiscal year ended December 31, 2018 to Footnote 7.

13.	Comment: Please provide us with support for the calculations used in the examples set forth in the “Fees and Expenses” table.

Response: The Company has provided the Staff with the requested support reflecting its calculations for the examples set forth in the Fees and Expenses table.

April 29, 2019 Page 4

14.	Comment: Please confirm that the Company has conducted an analysis under Rule 3-09 and Rule 4-08 under Regulation S-X with respect to its control investments.

Response: The Company hereby confirms to the Staff that it has undertaken an analysis of its control investments, as of December 31, 2018 and as of December 31, 2017, in order to ensure that separate financial statements or summarized financial information with respect to those investments are not required. Such analysis included the three tests outlined in Article 1-02(w) of Regulation S-X and was performed in accordance with publicly available guidance issued by the Staff related to Rules 3-09 or 4-08(g) of Regulation S-X. The Company confirms that the results of this analysis confirmed that none of its control investments triggered the requirements of either Rule 3-09 or 4-08(g) of Regulation S-X.

15.	Comment: In the notes to the financial statements, provide the applicable C corporation tax disclosures for the taxable subsidiary.

Response: The Company advises the Staff on a supplemental basis that, as discussed with the Staff on April 24, 2019, the Company will review its income tax disclosures and will add any necessary additional information on a going forward basis after further consultation with the Staff.

16.	Comment: Please confirm that the Company will receive the necessary consent of its independent registered public accounting firm before filing an amendment to the Registration Statement.

Response: The Company advises the Staff that it will obtain a consent from its independent registered public accounting firm before filing an amendment to the Registration Statement and will file the consent as an exhibit to the Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Edward H. Ross, Chief Executive Officer, Fidus Investment Corporation

Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation

Steve B. Boehm, Eversheds Sutherland (US) LLP